UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 12, 2022

Zymergen Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-40354	46-2942439
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5959 Horton Street, Suite 700

Emeryville CA 94608

(Address of Principal Executive Offices) (Zip Code)

(415) 801-8073

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.001 par value per share	ZY	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

On September 14, 2022, Zymergen Inc. (“Zymergen” or the “Company”) filed a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”) with the Securities and Exchange Commission (“SEC”) in connection with the Agreement and Plan of Merger, dated July 24, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among Ginkgo Bioworks Holdings, Inc., a Delaware corporation (“Parent”), and Pepper Merger Subsidiary Inc., a Delaware corporation and indirect wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into Zymergen and the separate corporate existence of Merger Sub will cease, with Zymergen surviving as an indirect wholly owned subsidiary of Ginkgo (the “Merger”). The special meeting of Zymergen stockholders (the “Special Meeting”) will be held virtually on October 17, 2022 at 11:00 a.m. Pacific Daylight Time, to vote on the proposal to adopt the Merger Agreement, as disclosed in the Definitive Proxy Statement.

In addition, between September 8, 2022 and October 2, 2022, five lawsuits were filed against Zymergen and its directors: Kunz v. Zymergen Inc., et al., 3:22-cv-0599 in the United States District Court for the Northern District of California; Bushansky v. Zymergen Inc., et al., 4:22-cv-05222 in the United States District Court for the Northern District of California; Dixon v. Zymergen Inc., et al., 1:22-cv-01278 in the United States District Court for the District of Delaware; Ballard v. Zymergen Inc., et al., 1:22-cv-08283 in the United States District Court for the Southern District of New York; and Riley v. Zymergen Inc., et al., 1:22-cv-08410 in the United States District Court for the Southern District of New York.

The complaints each allege that the Definitive Proxy Statement filed on September 14, 2022, omitted material information that rendered it false and misleading. As a result of the alleged omissions, the lawsuits seek to hold Zymergen and its directors liable for violating Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and additionally seek to hold Zymergen’s directors liable as control persons pursuant to Section 20(a) of the Exchange Act. Each complaint seeks, among other relief, supplemental disclosures or an injunction preventing the closing of the merger, rescission of the merger agreement or any of its terms to the extent already implemented or awarding of rescissory damages, damages, and an award of attorneys’ and experts’ fees. In addition, Zymergen received seven substantially similar shareholder demands seeking similar supplemental disclosures.

Zymergen’s management believes that the lawsuits and demands are without merit and that no supplemental disclosures are required under applicable law. However, in order to avoid nuisance, potential expense and delay from the lawsuits and to provide additional information to the stockholders of Zymergen and without admitting any liability or wrongdoing, Zymergen has determined to voluntarily supplement the Definitive Proxy Statement with the disclosures set forth herein in the section entitled Supplement to the Definitive Proxy Statement. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein. Zymergen specifically takes the position that no further disclosure of any kind is required to supplement the Definitive Proxy Statement under applicable law.

* * *

Supplement to the Definitive Proxy Statement

The following supplemental disclosures should be reviewed in conjunction with the disclosures in the Definitive Proxy Statement, which should be carefully read in its entirety. To the extent information set forth herein differs from or updates information contained in the Definitive Proxy Statement, the information contained herein supersedes the information contained in the Definitive Proxy Statement. Any defined terms used but not defined herein have the meanings set forth in the Definitive Proxy Statement. Paragraph and page references used herein refer to the Definitive Proxy Statement before any additions or deletions resulting from the supplemental disclosures. The below updated disclosures are with respect to the litigation and demands related to the Merger.

The disclosure on page 98 of the Definitive Proxy Statement is hereby supplemented by replacing the below paragraph in its entirety as follows:

In response to these significant challenges, the non-management members of the Zymergen Board engaged in regular discussions, including in meetings held on June 19, June 22, June 30, July 8, July 14, July 21 and July 28, 2021, to better understand the change in expectations by Zymergen management and reasons therefor. From time to time at such meetings, Zymergen management and advisors from Freshfields and Boston Consulting Group (“BCG”) were requested to participate and assist the Zymergen Board in its review. As part of Zymergen management’s development of an updated strategic plan over the coming months, BCG was asked to review and provide a market assessment of Zymergen’s business programs, provide input on which programs to prioritize, and work with management to simplify the organization and reduce Zymergen’s cash burn. The Zymergen Board also considered certain organizational changes that it believed were necessary to implement in light of the significant challenges that Zymergen faced. After extensive discussions, the Zymergen Board unanimously appointed Mr. Flatley as acting Chief Executive Officer to replace Josh Hoffman, Zymergen’s Chief Executive Officer at the time, and authorized the formation of a strategic oversight committee (the “Committee”) to assist with, among other things, overseeing and evaluating the formulation of a new strategic plan for Zymergen. The Committee’s role focused on evaluating strategic options available to the Company and did not include any mandate or delegated authority to accept or reject any specific transaction. Based on their respective skills and experience, the Zymergen Board appointed Jay Flatley, Sandra Peterson, Steven Chu and Travis Murdoch to serve on the Committee. Each of Ms. Peterson and Messrs. Chu and Murdoch are non-management members of the Zymergen Board.

The disclosure on page 102 of the Definitive Proxy Statement is hereby supplemented by replacing the below paragraph in its entirety as follows:

Between April 11 and June 4, 2022, at the direction of, and in regular communication with, the Zymergen Board, including at Zymergen Board meetings held on April 15, May 4, May 18, May 19, May 27, June 2 and June 3, 2022, Cowen contacted 41 potentially interested strategic parties. Eight such parties (including Ginkgo, which previously had executed a confidentiality agreement, and, as described below, Party A, Party B, Party C and a DCVC-affiliated party) executed confidentiality agreements, each of which contained a customary “don’t ask don’t waive” standstill provision, but which permitted such party to make a private proposal to the Zymergen Board, and received diligence information, including the Zymergen Projections. Only the Ginkgo confidentiality agreement contained a fall away of the standstill in the event that another party entered into a definitive agreement to acquire 50% or more of Zymergen, a tender offer was made by another party to acquire 50% or more of Zymergen or Zymergen entered into a bankruptcy or insolvency process. Three such parties participated in meetings with Zymergen’s management. Four such parties (Ginkgo, Party A, Party B and Party C) expressed interest in submitting a formal proposal to acquire Zymergen and were provided bid process letters, but only Ginkgo and Party A submitted proposals to acquire Zymergen. Prior to signing the Merger Agreement, the other parties that declined to pursue such transaction cited, among other reasons, concerns with Zymergen’s cash burn and anticipated challenges integrating Zymergen’s diverse businesses within such parties’ existing organizations.

The disclosure on page 113 of the Definitive Proxy Statement is hereby supplemented by replacing the below paragraph in its entirety as follows:

The following day on Sunday, July 24, 2022, Zymergen, Ginkgo and Merger Sub executed and delivered the Merger Agreement and the related transaction documents (including the Voting Agreements entered into by the Voting Agreement Stockholders), and prior to the start of trading on July 25, 2022, Zymergen and Ginkgo issued a joint press release announcing the execution of the Merger Agreement. At no time prior to signing the Merger Agreement were there any discussions by the Company’s management with any interested party participating in the sale process, including Ginkgo, regarding the terms of any post-closing continuing employment with the surviving company in connection with a potential transaction.

The disclosure on page 124 of the Definitive Proxy Statement is hereby supplemented by replacing the first two paragraphs of the subsection summarizing the Select Public Companies Analysis of the Company in their entirety as follows:

To provide contextual data and comparative market information, Cowen compared selected operating and financial data and multiples for Zymergen to the corresponding financial data and multiples of certain other companies (which we refer to in this section as the “selected companies”) whose securities are publicly traded and that Cowen believed, in the exercise of its professional judgment and experience, have one or more businesses or operating characteristics similar to Zymergen. ~~These companies were:~~

~~•~~	~~Amyris, Inc.~~

~~•~~	~~Berkeley Lights, Inc.~~

~~•~~	~~Codex DNA, Inc.~~

~~•~~	~~Codexis, Inc.~~

~~•~~	~~Twist Bioscience Corporation~~

The data and multiples reviewed by Cowen included the market capitalization of common stock, based on fully-diluted shares outstanding ~~(~~calculated using the treasury stock method~~, which takes into account outstanding in-the-money stock options, restricted stock units and non-vested stock, all as provided by Zymergen management)~~, plus total debt less cash and cash equivalents (which we refer to in this section as “enterprise value”), of each of the selected companies, as a multiple of revenue, calculated on a forecasted basis for the calendar years 2022 and 2023 (which we refer to in this section as “2022E Revenue” and “2023E Revenue”, respectively) based on public filings and S&P Global Market Intelligence consensus estimates for the selected companies.

The selected companies and the financial data reviewed included the following:

Selected Companies	Enterprise Value / 2022E Revenue(1)	Enterprise Value / 2023E Revenue(1)
Amyris, Inc.	3.14x	2.12x
Berkeley Lights, Inc.	1.73x	1.33x
Codex DNA, Inc.	0.00x	0.00x
Codexis, Inc.	2.86x	3.31x
Twist Bioscience Corporation	9.41x	7.15x

(1) Negative multiples are treated as if they are a 0.00x multiple.

The disclosure on page 125 of the Definitive Proxy Statement is hereby supplemented by replacing the fourth paragraph of the subsection summarizing the Select Public Companies Analysis of the Company in its entirety as follows:

Based upon the information presented above, Cowen’s experience in the synthetic biology and specialty chemical industry and its professional judgment, Cowen applied a reference multiple range equal to the low and median multiples, rounded up to the nearest 0.25x, observed in Cowen’s review of the selected companies to Zymergen’s revenue, calculated on a forecasted basis for calendar years 2022 and 2023, based on the Zymergen Forecasts, to calculate an implied enterprise value reference range for Zymergen. Cowen then subtracted total debt of $55.2 million and added cash and cash equivalents of $337.0 million, each as of March 31, 2022, plus an additional $800.0 million in net cash (consisting of $851.0 million in projected gross cash raised from equity offerings from 2022 to 2026, net of 6% in projected underwriting discounts and commissions) from the projected equity financings of Zymergen (the “Projected Equity Financings”) included on the low end of the range, to derive an implied equity value reference range for Zymergen. The figures in the implied equity value reference range for Zymergen were then divided by the number of fully-diluted shares outstanding as of July 15, 2022 (calculated using the treasury stock method, taking into account 104.1 million outstanding shares of common stock, outstanding in-the-money options to purchase 6.3 million shares with a weighted average exercise price of $13.16 per share, outstanding in-the-money options with market-based vesting to purchase 0.5 million shares with a weighted average exercise price of $31.00 per share, and 7.8 million restricted stock units and non-vested shares, all as provided by Zymergen management ~~utilizing the same methodology as described above in the select public companies analysis~~), plus an additional 472.8 million shares to be issued in the Projected Equity Financings included on the low end of the range, to calculate a reference range of implied equity values per share of Zymergen Common Stock. This analysis resulted in (i) the ranges of implied per share equity values of Zymergen Common Stock set forth in the table below, as compared to the implied merger consideration of $2.68 per share of Zymergen Common Stock derived from the exchange ratio of 0.9179 and the closing price of Ginkgo Class A Common Stock of $2.92 per share as of July 22, 2022, and (ii) the ranges of implied exchange ratios, based on the closing price of Ginkgo Class A Common Stock of $2.92 per share as of July 22, 2022, set forth in the table below, as compared to the exchange ratio of 0.9179.

The disclosure on pages 125 and 126 of the Definitive Proxy Statement is hereby supplemented by replacing the first two paragraphs of the subsection summarizing the Selected Transactions Analysis of the Company in their entirety as follows:

Cowen reviewed the financial terms, to the extent publicly available based on public filings, press releases and Wall Street consensus estimates as of July 22, 2022, of seven transactions (which we refer to in this section as the “selected transactions”) involving the acquisition of companies in the synthetic biology and specialty chemical industry and which Cowen believed, in the exercise of its professional judgment and experience, have one or more businesses or operating characteristics that Cowen deemed relevant. ~~These transactions and the dates announced were:~~

The data and multiples reviewed by Cowen included the implied enterprise value paid in each of the selected transactions as a multiple of the target company’s revenue for the latest twelve months prior to the announcement of the applicable selected transaction (which we refer to in this section as “LTM Revenue”).

The selected transactions and the financial data reviewed included the following:

Announcement Date	Target	Acquiror	Enterprise Value / LTM Revenue
May 6, 2016	Air Products, Inc. (PMD)	Evonik Industries AG	3.65x
December 9, 2016	Huber Silica	Evonik Industries AG	2.10x
November 8, 2018	PeroxyChem Holding Company	Evonik Industries AG	2.13x
August 26, 2020	Porocel Group	Evonik Industries AG	2.10x
December 18, 2020	Microbiome Labs	Novozymes AS	6.25x
November 9, 2021	Eton Bioscience Inc.	Codex DNA, Inc.	1.90x
November 30, 2021	Synergia Life Sciences Pte. Ltd.	Novozymes AS	11.11x

~~The data and multiples reviewed by Cowen included the implied enterprise value paid in each of the selected transactions as a multiple of the target company’s revenue for the latest twelve months prior to the announcement of the applicable selected transaction (which we refer to in this section as “LTM Revenue”).~~

The disclosure on page 126 of the Definitive Proxy Statement is hereby supplemented by replacing the fourth paragraph of the subsection summarizing the Selected Transactions Analysis of the Company in its entirety as follows:

Based upon the information presented above, Cowen’s experience in the synthetic biology and specialty chemical industry and its professional judgment, Cowen applied a selected multiple range of 2.00x to 6.25x (which corresponds to the low and seventy-fifth percentile multiple, rounded up to the nearest 0.25x, observed in Cowen’s review of the selected transactions) to Zymergen’s revenue, estimated by the management of Zymergen for the twelve-month period ended on June 30, 2022 (which we refer to in this section as “Q2 2022E LTM Revenue”), to calculate an implied enterprise value reference range for Zymergen. Cowen then subtracted total debt of $0 and added cash and cash equivalents of $213.6 million, each as of June 30, 2022 and as estimated by Zymergen management, to derive an implied equity value reference range for Zymergen. The figures in the implied equity value reference range for Zymergen were then divided by the number of fully-diluted shares outstanding as of July 15, 2022 (calculated using the treasury stock method, taking into account 104.1 million outstanding shares of common stock, outstanding in-the-money options to purchase 6.3 million shares with a weighted average exercise price of $13.16 per share, outstanding in-the-money options with market-based vesting to purchase 0.5 million shares with a weighted average exercise price of $31.00 per share, and 7.8 million restricted stock units and non-vested shares, all as provided by Zymergen management ~~utilizing the same methodology as described above in the select public companies analysis~~), to calculate a reference range of implied equity values per share of Zymergen Common Stock. This analysis resulted in (i) the range of implied per share equity values of Zymergen Common Stock set forth in the table below, as compared to the implied merger consideration of $2.68 per share of Zymergen Common Stock derived from the exchange ratio of 0.9179 and the closing price of Ginkgo Class A Common Stock of $2.92 per share as of July 22, 2022, and (ii) the range of implied exchange ratios, based on the closing price of Ginkgo Class A Common Stock of $2.92 per share as of July 22, 2022, set forth in the table below, as compared to the exchange ratio of 0.9179.

The disclosure on page 127 of the Definitive Proxy Statement is hereby supplemented by replacing the first paragraph of the subsection summarizing the Discounted Cash Flow Analysis of the Company in its entirety as follows:

Cowen estimated a range of implied per share equity values for the shares of Zymergen Common Stock based upon the discounted present value of Zymergen’s forecasted unlevered free cash flows for the six-month period ending December 31, 2022 and for the fiscal years ending December 31, 2023 through December 31, 2031, each as provided by the management of Zymergen as part of the Zymergen Forecasts, and the discounted terminal value of Zymergen based on a range of perpetuity growth rates of 3% to 5% applied to Zymergen’s 2031 forecasted revenue and EBITDA, as provided by the management of Zymergen as part of the Zymergen Forecasts, and assuming a transaction closing date of June 30, 2022. Unlevered free cash flow was calculated by taking projected earnings before interest expense and income taxes, including the burden of stock-based compensation expense, and subtracting from this amount projected taxes, capital expenditures and changes in working capital and adding back projected depreciation and amortization. These analyses were based upon certain assumptions described by, projections supplied by, and discussions held with the management of Zymergen. In performing these analyses, Cowen utilized discount rates ranging from 18.75% to 20.75%, which were selected based on an estimate of Zymergen’s weighted average cost of capital determined by applying the capital asset pricing model, which was derived based on Cowen’s experience and professional judgement and included assumptions regarding after-tax cost of debt, market risk premium, equity size premium, risk free rate, beta and debt to total capitalization. Cowen then subtracted total debt of $0 and added cash and cash equivalents of $213.6 million, each as of June 30, 2022 and as estimated by Zymergen management, plus an additional $800,000,000 in net cash proceeds from the Projected Equity Financings, to derive an implied equity value reference range for Zymergen. The figures in the implied equity value reference range for Zymergen were then divided by the number of fully diluted shares outstanding as of July 15, 2022 (calculated using the treasury stock method, taking into account 104.1 million outstanding shares of common stock, outstanding in-the-money options to purchase 6.3 million shares with a weighted average exercise price of $13.16 per share, outstanding in-the-money options with market-based vesting to purchase 0.5 million shares with a weighted average exercise price of $31.00 per share, and 7.8 million restricted stock units and non-vested shares, all as provided by Zymergen management ~~utilizing the same methodology as described above in the select public companies analysis~~), plus an additional 472.8 million shares to be issued in the Projected Equity Financings, to calculate a reference range of implied equity values per share of Zymergen Common Stock. In performing this analysis, Cowen also calculated the discounted present value of Zymergen’s estimated federal net operating loss carryforwards, as provided by the management of Zymergen as part of the Zymergen Forecasts, utilizing a discount rate of 19.75%, which was selected based on Zymergen’s estimated cost of equity of 19.81%, rounded to the nearest 0.25%.

The disclosure on pages 127 and 128 of the Definitive Proxy Statement is hereby supplemented by replacing the subsection summarizing the Present Value of Analyst Price Targets of the Company in its entirety as follows:

Cowen reviewed ~~three~~the following public market trading price targets for the shares of Zymergen Common Stock prepared and published during the preceding twelve-month period by three equity research analysts that were publicly available as of July 22, 2022~~.~~ :

Firm	Price Target
UBS	$4.00
Goldman Sachs	$3.00
Bank of America	$2.00

These price targets reflected the analysts’ estimates of the future public market trading price of the shares of Zymergen Common Stock at the time such price targets were published. As of July 22, 2022, the undiscounted range of price targets of such equity research analysts per share of Zymergen Common Stock was $2.00 to $4.00. Cowen calculated the present value of this range of selected equity research analyst price targets by applying a discount rate of 19.81%, which was selected based on Zymergen’s estimated cost of equity, which resulted in a range of present values of $1.67 to $3.34 per share of Zymergen Common Stock and a range of implied exchange ratios, based on the closing price of Ginkgo Class A Common Stock of $2.92 per share as of July 22, 2022, of 0.5717x to 1.1434x.

* * *

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed transaction involving the Company, Parent, and Merger Sub. A special meeting of the stockholders of the Company will be held on October 17, 2022 to seek stockholder approval in connection with the proposed Merger. Parent has filed with the SEC a registration statement on Form S-4 that included a proxy statement of the Company and that also constituted a prospectus of Parent. The Company has filed with the SEC a definitive proxy statement and other relevant documents in connection with the proposed Merger. The Company and Parent may also file other relevant documents with the SEC regarding the Merger. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that the Company or Parent has filed with the SEC. The definitive proxy statement has been sent or given to the stockholders of the Company and contains important information about the proposed transaction and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Investors and security holders are able to obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about the Company, Parent and the Merger, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s website at https://investors.zymergen.com or by contacting the Company’s Investor Relations department by email at investors@zymergen.com. Copies of the documents filed with the SEC by Parent are available free of charge on Parent’s website at https://investors.ginkgobioworks.com or by contacting Parent’s Investor Relations department by email at investors@ginkgobioworks.com.

Participants in the Solicitation

The Company, Parent, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the Merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company’s stockholders in connection with the Merger, including a description of their direct or indirect interests, by security holdings or otherwise, may be found in the proxy statement/prospectus filed with the SEC. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for the Special Meeting, which was filed with the SEC on September 14, 2022, the Company’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 20, 2022, and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. Information about the directors and executive officers of Parent, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Parent’s prospectus, which was filed with the SEC on September 14, 2022, Parent’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 26, 2022, and Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the Merger. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Parent using the sources indicated above.

No Offer Or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s and Parent’s control. Statements in this communication regarding the Company, Parent and the combined company that are forward-looking, including projections as to the anticipated benefits of the Merger, the impact of the Merger on the Company’s and Parent’s businesses and future financial and operating results, the amount and timing of synergies from the Merger, and the aggregate amount of indebtedness of the combined company following the closing of the Merger are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the Company’s and Parent’s control. These factors include, among other things, general economic and business conditions; changes in global, political, economic, business, competitive, market and regulatory forces; judicial decisions; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; litigation and the ability of the combined company to protect its intellectual property rights; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond the Company’s and Parent’s control. Additional information concerning these risks, uncertainties and assumptions can be found in the Company’s and Parent’s respective filings with the SEC, including the risk factors discussed in the Company’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q, in Parent’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q and in each company’s future filings with the SEC. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing the proposed acquisition may not be satisfied; Parent is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Parent is unable to promptly and effectively integrate the Company’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; legal proceedings are instituted against the Company, Parent or the combined company; the Company, Parent or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of the Company or Parent or on the Company’s or Parent’s operating results. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of the Company or Parent. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the Merger and/or the Company or Parent, Parent’s ability to successfully complete the Merger and/or realize the expected benefits from the Merger. You are cautioned not to rely on the Company’s and Parent’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither the Company nor Parent assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Zymergen Inc.

Date: October 12, 2022	By:	/s/ Enakshi Singh
	Name:	Enakshi Singh
	Title:	Chief Financial Officer